UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated April 23, 2007

2.

News Release dated May 2, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: May 16, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V: KGN

RESOURCE TRENCHING PROGRAM IDENTIFIES HIGHER GOLD GRADES AT
ESAASE GOLD PROJECT

Keegan is pleased to release the results of 22 new trench intercepts from its resource trenching program (see table 1). The results listed below are from trenches sampled during drill road preparation for Keegan’s ongoing 2007 RC resource drilling program. Significant intercepts, encountered in 21 of 22 trenches, include 21 meters of 9.41 g/t Au, 72 meters of 1.19 g/t Au, and 58 m of 1.17 g/t Au. Fourteen out of twenty one of the significant intercepts terminated at the end of the trench leaving the zone open. It should be noted that in the resource trenching program larger volumes of samples from carefully surveyed continuous 1 meter channel samples are taken versus 5 m channel samples as were taken in exploration trenches. These larger 1 m samples are more representative and will be used in calculating resources.

Keegan has also re-sampled many of the original reconnaissance trenches that were sampled on five meter intervals, originally released in the fall of 2006. A comparison of the new one meter resource samples and the original five meter reconnaissance samples indicates that the one meter samples are averaging 30% higher in grade (see www.keeganresources.com for analysis). . Keegan has seen a similar consistent increase in the grade of its larger reverse circulation samples compared to the much smaller core samples. At present, total strike length of resource trenching of outcropping mineralization is approximately 1100 meters along strike and open in both directions (see www.keeganresources.com for maps showing all resource trench locations).

Table 1. Gold Intercepts from New Resource Trenching Program

					Trench						Trench
Trench	From	To	width	Grade	position	Trench	From	To	width	Grade	position
TR7002	119	135	16	1.02		TR7018	15	36	21	2.35	end
TR7003	no significant intercepts					including	33	34	1	23.87
TR7008	7	14	7	1.78		TR7019	39	51	12	0.51	end
TR7009	0	71	71	0.95	begin	TR7020	0	15	15	1.28	end
TR7010	0	13	13	2.32	begin	TR7022	26	98	72	1.19
including	9	10	1	10.70		TR7023	10	17	7	0.52	end
TR7011	0	21	21	9.41	Beg.; end	TR7024	48	83	35	0.70	end
including	7	8	1	65.33		TR7026	0	28	28	1.52	end
and	15	16	1	72.27		including	17	18	1	11.53
and	17	19	2	15.71		TR7027	26	128	102	0.75	end
TR7011	31	32	1	20.48		TR7028	5	19	14	2.98	end
TR7011	43	51	8	1.27		TR7029	43	70	27	1.19
TR7012	51	73	22	1.57	end	TR7029	92	100	8	1.87	end
TR7014	15	44	29	0.74		TR7032	2	38	36	0.69
TR7014	58	73	15	1.67		TR7032	50	68	18	0.52
TR7016	0	9	9	0.54		TR7032	80	138	58	1.17
TR7017	6	35	29	0.58		including	116	117	1	13.87
						TR7033	17	40	23	1.49	end

Dan McCoy, President and CEO of Keegan states: “These results continue to demonstrate the excellent gold grade continuity and strike length necessary for a large, low cost open pit gold mining operation. We will continue to trench to define the surface outcroppings of the deposit and are also continuing to define down dip and strike extensions with our existing drill program.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. Approximately 3.5 kg of carefully channeled trench sample were taken at continuous one meter intervals from cleaned, dry trenches. All drill samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Geologic and resource consultant RSG Global, Inc., who has used similar resource trenching techniques on other West African gold deposits, supervised the sample collection, surveying and the QA/QC program.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t within the intercept. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters were not reported except when individual samples assayed greater than 10 g/t Au.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

PRESS RELEASE

TSX-V: KGN

RESOURCE DRILLING PROGRAM CONTINUES TO EXPAND SIZE OF POTENTIAL
RESOURCE AT ESAASE GOLD PROJECT

May 2, 2007 Keegan Resources Inc. (the “Company”) is pleased to release the results of 21 new drill holes from the reverse circulation resource definition program at Esaase. The total area now covered by the program is approximately 1100 meters by 200-600 meters with depths between 100-300 meters (see www.keeganresources.com for a map showing drill hole locations and cross-sections). Significant intercepts were encountered in 19 of 21 holes. Highlights include 98 meters of 1.38 g/t Au, 43 meters of 2.00 g/t Au, 72 meters of 1.00 g/t Au, and 62 m of 1.14 g/t Au.

Evaluation of the results in plan and section continues to show multiple parallel, moderately west-dipping zones of gold mineralization with excellent grade continuity along and between sections. Drilling to the west indicates that grade and thickness of the original zones continue to increase down dip on virtually every section, while new zones of moderately dipping mineralization are being discovered in the hanging wall. As a result of the favorable topography Keegan is quickly adding large amounts of potential gold resources at modest depths and has still not closed off the system either along strike or down dip.

Table 1. Gold Intercepts from Keegan’s Esaase RC Program

Hole ID	from	to	width	Grade
KERC065	3	27	24	0.56
KERC065	43	51	8	0.62
KERC065	72	134	62	1.14
including	95	96	1	25.74
KERC065	139	145	6	0.86
KERC065	158	230	72	1.00
including	219	221	2	17.8
KERC066	4	29	25	0.53
KERC066	43	101	58	1.1
including	44	45	1	11.5
and	84	85	1	17.1
KERC066	113	153	40	0.51
KERC067	35	72	37	0.78
KERC067	89	118	28	1.04
KERC067	137	142	5	1.27
KERC068	3	38	35	0.77
KERC068	48	64	16	0.51
KERC068	86	106	20	1.38
including	91	92	1	18.7
KERC068	85	92	7	0.65
KERC069	assays pending
KERC070	assays pending
KERC071	assays pending
KERC072	assays pending

KERC072	66	73	7	0.54
KERC072	80	190	110	0.7
including	80	119	39	1.02
KERC072	203	211	8	0.61
KERC073	45	143	98	1.38
including	104	105	1	33.7
including	109	111	2	16
KERC073	175	181	6	0.84
KERC073	205	236	31	0.79
KERC073	253	270	17	0.76
KERC073	305	315	10	0.97
KERC074	18	28	10	0.75
KERC074	96	104	8	1.29
KERC074	147	165	18	0.71
KERC075	0	35	35	1.05
KERC075	75	89	14	0.75
KERC075	96	113	17	0.57
KERC076	0	13	13	1.01
KERC076	22	37	15	0.81
KERC077	45	50	5	2.08
KERC077	86	117	31	0.63
KERC078	77	88	11	1.16
KERC079	2	10	8	1.05
KERC079	37	71	44	0.91
KERC079	82	97	15	0.61
KERC079	104	115	11	0.8
KERC080	9	20	11	0.78
KERC080	31	42	11	0.74
KERC081	1	39	39	0.54
KERC082 KERC083 KERC084	no significant intercepts no significant intercepts			0.71
	2	17	15
KERC084	26	41	15	1.8
KERC084	65	70	5	1.53
KERC084	77	84	7	2.51
including	77	78	1	13.3
KERC084	105	110	5	3.42
including	109	110	1	16.1
KERC085	0	20	20	0.63
KERC085	99	109	10	1.37
KERC086	0	14	14	0.55
KERC087	0	5	5	1.44
KERC087	15	27	12	0.69
KERC087	112	168	46	1.01
including	164	165	1	14.2
KERC088	17	25	8	0.9
KERC088	50	65	15	0.97
KERC088	116	128	12	0.95
KERC088	150	163	13	0.55
KERC088	174	180	6	2.83
KERC089	33	47	14	0.62
KERC089	69	81	12	0.66
KERC089	159	202	43	2.00
including	190	191	1	50.5
KERC089	209	214	5	3.05
KERC092	89	134	45	0.59
including	162	163	1	13.3

Dan McCoy, President and CEO of Keegan states: “These results continue to demonstrate increased size potential, amenable geometry and topographic expression, but most importantly, the excellent gold grade continuity necessary for a low cost open pit gold mining operation. We are very impressed by the emerging size potential of the deposit as we encounter very significant widths of greater than one gram per ton gold mineralization which remains open. We are in the process of delineating a significant gold deposit in one of the world’s most prolific gold regions.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All drill samples are weighed on site and assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Keegan has designed a preliminary metallurgical program and is in the midst of collecting samples for such a program. Socioeconomic studies and evaluation of previous operator’s environmental baseline studies are in effect.

Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than five consecutive samples (five meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.